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A dark comedy about a world-weary Bible salesman and his last days in Yadkin



parrishstikeleather.com/yadkin Wilmington NC

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reserved of a $75,000 goal

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min $100

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INVESTMENT TERMS

120% of return of principal + pro rata share of 50% of net profits

Membership Interest

Investor Perks: $1K, $2.5K, $5K, $10K, $20K, $30K

LEAD INVESTOR



Maxx Sutton

I have been following Parrish Stikeleather's work in film for over a decade. Parrish is uniquely effective at transporting you to unexpected times and places, all the while providing complex character interactions that challenges the audience to delve deeper into the narrative, prompting introspection and reflection. "Long Drive to Yadkin" is primed to be an excellent first feature debut for Parrish. It holds tremendous promise to showcase his exceptional talent and artistic growth. The concept behind the film is intriguing and displays a compelling blend of creativity, depth, and authenticity. I am thrilled with the opportunity to contribute to this project.

Invested $5,000 this round

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OVERVIEW UPDATES WHAT PEOPLE SAY ASK A QUESTION

Highlights

1. Producer Megan Petersen collaborated on Feature Film with the Duplass Brothers
2. Accomplished cast of actors across multiple streaming platforms: Netflix, Hulu, and HBOmax included
3. Southern story filmed in historically preserved, yet forgotten locations all across North Carolina
4. A dark, character-driven comedy made to entertain, dazzle, and emotionally move an audience
5. An award-winning team who have run successful crowdfunding campaigns with huge audience engagement
6. Feature debut of Writer/Director Parrish Stikeleather who's made numerous award-winning short films

Our Team



Parrish Stikeleather Writer / Director

Telly-Award winning filmmaker behind over two dozen short films and five feature screenplays, one of which made it through the first round at the Sundance Feature Film Lab.



Megan Petersen Producer

Award-winning Producer behind the indie breakout film, "Drought", made in collaboration with the Duplass Brothers.



Gray Hawks Lead Actor

Actor & On-Camera Acting Coach

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Pitch Deck


"LONG DRIVE TO YADKIN"
Spreading the Good News...
...and the bad news.



Feature Film Treatment
Written by Parrish Stikeleather



LOGLINE
Frank Gower, a world-weary Bible salesman, embarks on an existential journey to reconnect with his estranged son after the recent passing of his wife. With his most recent sales trip taking him to the town of Yadkin, Frank comes face-to-face with his fears, his foes, and fate itself.
LONG DRIVE TO YADKIN
Written by Parrish Stikeleather



THEMES
Our film weaves together themes of MORTALITY, RELIGION, and LEGACY as we follow our Bible peddling protagonist, Frank Gower, through the town of Yadkin.
Frank's struggle with each of these ideas is made evident from the beginning, but it is not until he comes across the deceased body of a loyal customer, alone in her home, that his life really begins to unravel, and forces him to face mortality, religion, and the legacy he has left behind.
LONG DRIVE TO YADKIN
Written by Parrish Stikeleather



CAST & CREW
LONG DRIVE TO YADKIN
Written by Parrish Stikeleather



GRAY HAWKS
as Frank Gower
CAST
DELILAH
RECURRING ROLE
NETFLIX ORIGINAL
LONG DRIVE TO YADKIN
Written by Parrish Stikeleather



ALAYNA HESTER
as Bonny
CAST
RECURRING ROLE
hulu
DOPESICK
Stars Opposite
MICHAEL



KEATON



MYKE HOLMES

as Vince Derry

CAST


THE
STAIRCASE
HBO max

RECURRING ROLE




MARK WAHLBERG
MILE 22

Stars Opposite JOHN MALKOVICH

MEGAN PETERSEN

Producer



Megan Petersen is a Wilmington, NC filmmaker and acting coach. She has collaborated on numerous independent films and commercials in the Southeast. Most notably, she produced the award winning feature film 'Drought' alongside executive producers Mark & Jay Duplass.

PARRISH STIKELEATHER

Writer / Director



Parrish Stikeleather is a North Carolina born and bred filmmaker based in Wilmington, NC. He has written a total of five feature films, as well as written & directed over a dozen award winning short films including a Silver Telly Award. He was the primary Editor on the Duplass Brothers Executive Produced feature film, "Drought".

MATT BATCHELOR

Cinematographer



Matt Batchelor is a North Carolina based Director of Photography with an eye for authentic, intimate moments, spanning all genres from music videos, to commercials, and feature films. His latest project was the India-set "Harami", Executive Produced by Paul Feig.

LOOK & TONE


HUGHES BROS. INC

Set ambiguously between the 1950s & 60s, our film will use 16MM FILM to capture various mid-century


locations throughout southeastern NC. This sense of time and place, along with the FACES and COSTUMES of our characters, will transport the audience to a bygone era, enabling them to escape into a story they would otherwise not experience outside of their day to day lives.
LONG DRIVE TO YADKIN
Written by Parrish Stikeleather


THEMES & TONE
Long Drive To Yadkin is a DARK COMEDY in the lineage of...
A SERIOUS MAN
THUNDER ROAD
JIM CUMMINGS
ABOUT SCHMIDT
LONG DRIVE TO YADKIN
Written by Parrish Stikeleather


"A Serious Man" by
THE COEN BROTHERS
THEMES & TONE
SIMILARITIES:
-Religion
-1960's Paranoia
-Flawed Protagonist
-Small Town America
LONG DRIVE TO YADKIN
Written by Parrish Stikeleather


"About Schmidt" by
ALEXANDER PAYNE
THEMES & TONE
SIMILARITIES:
-Legacy
-Retirement
-Small Town America
-Lonely/Widowed Protagonist
LONG DRIVE TO YADKIN
Written by Parrish Stikeleather


"Thunder Road" by
JIM CUMMINGS
THEMES & TONE
SIMILARITIES:
-Character Driven
-Low Budget Indie Film
-Parent/Child Relationship
-Flawed & Lovable Protagonist
LONG DRIVE TO YADKIN
Written by Parrish Stikeleather


THE BUDGET
PRODUCTION
$150,000


POST-PRODUCTION.......................................$25,000
SELF-DISTRIBUTION.....................................$75,000
(IF NEEDED)
TOTAL = $250,000
LONG DRIVE TO YADKIN
Written by Parrish Stikeleather


PARTNERSHIP
THE BUDGET
Give
A LIFETIME GIFT
THE
Holy Bible
'CASH OR TERMS'
Nº 1
BEST
SELLER
Investors will receive 120% of their investment back after which profits will be split 50/50 with the filmmakers.
LONG DRIVE TO YADKIN
Written by Parrish Stikeleather

THE PLAN

- **FILM FESTIVALS**: Once our film is completed, we will submit to top tier festivals to get our film in front of audiences, industry professionals, and distributors. (Sundance, Toronto, SXSW, Tribeca, Cannes, Deauville, Telluride, etc.)

- **SALES AGENT**: We will simultaneously hire a sales agent to assist in finding the right Distributor and handling negotiations upon acceptance.

- **ACCEPT OFFER**: A Distributor makes an offer to purchase the film for a "Minimum Guarantee" (or M.G.) which, after paying for the sales agent, the money goes directly to paying back all investors. Whatever is left will be split 50/50 between investors and filmmakers.

- **LASTLY**: Once the film is released and making money, and after the distributor has made a profit, the funds will be split between distributor, investors, and filmmakers. Those percentages are TBD based on the deal we negotiate with distributor.

SELF DISTRIBUTION

THE PLAN

- **BOOKING AGENT**: We will hire a THEATER BOOKING AGENT to help us plan the best theatrical release strategy for our film to help it reach it's widest audience. Specifically in markets with vibrant Art-House Cinemas.

- **P.R. FIRMS**: We will also be working with P.R. FIRMS in NY, LA, and NC to highlight the film and bridge the gap between the movie and the audience. This will build anticipation and awareness for the film.

- **TVOD**: After our theatrical window, we will plan a release for TVOD, which includes platforms such as iTunes and Amazon Video.

- **FOREIGN TERRITORIES**: We will continue to explore traditional distribution routes within foreign territories to get our film in front of a global audience.

Forward-looking projections cannot be guaranteed.


"LONG
DRIVE TO
YADKIN"
Feature Film Treatment
Written by Parrish Stikeleather


THANK YOU
Feature Film Treatment
Written by Parrish Stikeleather